UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M604
(CUSIP Number)

TIMOTHY MAGUIRE
MAGUIRE ASSET MANAGEMENT, LLC
1810 Ocean Way
Laguna Beach, California 92651
(610) 517-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,713,208
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,713,208
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,714
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 141,714
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,713,208
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,713,208
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,713,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M604

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,154,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,154,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,154,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M604

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 2,713,208 Shares beneficially owned by the Fund (excluding call options) is approximately $6,567,975, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 141,714 Shares beneficially owned by the Fund is approximately $272,899, including brokerage commissions.

The Shares beneficially owned by the Maguire 2015 Family Trust were purchased by the Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein, and were transferred to the Maguire 2015 Family Trust. The aggregate purchase price of the 300,000 Shares beneficially owned by the Maguire 2015 Family Trust is approximately $1,164,001, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons are supportive of management’s decision to sell Novatel Wireless Inc.’s (“MIFI”) mobile broadband business, which includes its MiFi branded hotspots and USB modem product lines, as the sale significantly improves MIFI’s balance sheet.  In addition, recent M&A activity suggests MIFI would be valued at 5-7x sales in a sale of the business.  It is the Reporting Persons’ belief that MIFI will eventually be acquired by a major telecommunications carrier.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 53,854,656 Shares outstanding as of July 28, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2016.

As of the close of business on October 18, 2016, the Fund beneficially owned 2,713,208 Shares, constituting approximately 5.0% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

CUSIP NO. 66987M604

As of the close of business on October 18, 2016, the Foundation beneficially owned 141,714 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

As of the close of business on October 18, 2016, the Maguire 2015 Family Trust beneficially owned 300,000 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the trustee of the Maguire 2015 Family Trust, may be deemed to beneficially own the Shares beneficially owned by the Maguire 2015 Family Trust.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)           Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

The Maguire 2015 Family Trust and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Maguire 2015 Family Trust.

(c)           The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Fund sold in the over the counter market American-style put options referencing an aggregate of (i) 400,000 Shares, which have an exercise price of $4.00 per Share and expire on November 18, 2016, and (ii) 400,000 Shares, which have an exercise price of $3.00 per Share, and expire on November 18, 2016.

CUSIP NO. 66987M604

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 2016

/s/ Timothy Maguire
TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

CUSIP NO. 66987M604

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Sold	Premium Per Option($)	Date of Sale

MAGUIRE FINANCIAL, LP

Sale of Put Option	200,000 (1)	0.9000	09/26/2016
Sale of Put Option	200,000 (2)	0.3200	09/30/2016
Sale of Put Option	200,000 (1)	0.9500	10/04/2016
Sale of Put Option	200,000 (2)	0.2500	10/04/2016

1	Represents shares underlying American-style put options sold in the open market, which had a strike price of $4.00 per Share. These put options expire on November 18, 2016.
2	Represents shares underlying American-style put options sold in the open market, which had a strike price of $3.00 per Share. These put options expire on November 18, 2016.